FORUM FINANCIAL GROUP
[LOGO]




                                           November 27, 2002
Via EDGAR


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:                 Forum Funds
                    Remove 24F-2 EDGAR Filing Filed on November 27, 2002 File No. 002-67052

Dear Sir or Madam:

     Please remove the Forum Funds 24F-2 filing filed on November 27, 2002 with accession number 0001004402-02-000505. It was submitted with incorrect sales/redemption amounts and was refiled with correct sales/redemption amounts on November 27, 2002.

                                           Very truly yours,

                                           /S/ L. Greg Curtis

                                           L. Greg Curtis
                                           Forum Administrative Services, Inc.